UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Information to be Included in Statements Filed
Pursuant to Rules 13d-1(b), (c) and (d) and Amendments
Thereto Filed Pursuant to Rule 13d-2(b)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

METRO ONE TELECOMMUNICATIONS, INC. INCORPORATED

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

59163F105

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 pages

CUSIP NO. 59163F105	13G	Page of Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Strategic Turnaround Equity Partners, L.P. (Cayman)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 346,834
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 346,834
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 346,834
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.56%[1]
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1 Based on 6,233,326 shares of common stock outstanding as of November 10, 2006, as reported in Form 10-Q filed with the Securities and Exchange Commission on November 14, 2006.

Page 2 of 9 pages

CUSIP NO. 59163F105	13G	Page of Pages
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Bruce Galloway
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 36,105
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 453,434
EACH REPORTING	7	SOLE DISPOSITIVE POWER 36,105
PERSON WITH	8	SHARED DISPOSITIVE POWER 453,434
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 489,539
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.85%[2]
12		TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

2 Based on 6,233,326 shares of common stock outstanding as of November 10, 2006, as reported in Form 10-Q filed with the Securities and Exchange Commission on November 14, 2006.

Page 3 of 9 pages

CUSIP NO. 59163F105	13G	Page of Pages
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Gary Herman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 8,789
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 346,834
EACH REPORTING	7	SOLE DISPOSITIVE POWER 8,789
PERSON WITH	8	SHARED DISPOSITIVE POWER 346,834
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 355,623
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7%[3]
12		TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

3 Based on 6,233,326 shares of common stock outstanding as of November 10, 2006, as reported in Form 10-Q filed with the Securities and Exchange Commission on November 14, 2006.

Page 4 of 9 pages

Item 1(a). Name of Issuer:

Metro One Telecommunications, Inc. (the “Issuer”)

Item 1(b). Address of Issuer's Principal Executive Offices:

11200 Murray Scholls Place, Beaverton, Oregon  97007

Item 2(a). Name of Person Filing:

Strategic Turnaround Equity Partners, L.P. (Cayman), Bruce Galloway and Gary Herman (Collectively, the “Reporting Persons”)

Item 2(b). Address of Principal Business Office or, if None, Residence:

Strategic Turnaround Equity Partners, L.P. (Cayman): c/o Stuarts Corporate Services, Ltd., P.O. Box 2510 GT, 4th Floor, One Cayman Financial Centre, 36A Dr. Roy’s Drive, Georgetown, Grand Cayman, Cayman Island c/o Galloway Capital Management, LLC (Cayman), 720 Fifth Avenue, 10th Floor, New York, NY 10019.
Bruce Galloway and Gary Herman: c/o Galloway Capital Management, LLC (Cayman), 720 Fifth Avenue, 10th Floor, New York, NY 10019

Item 2(c). Citizenship:
Strategic Turnaround Equity Partners, L.P. (Cayman): Cayman Islands
Bruce Galloway: United States
Gary Herman: United States

Item 2(d). Title of Class of Securities:

Common Stock, no par value.

Item 2(e). CUSIP Number:

59163F105

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: Not Applicable

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

Page 5 of 9 pages

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership

(a)	Amount beneficially owned:

Strategic Turnaround Equity Partners, L.P. (Cayman): 346,834
Bruce Galloway: 489,539(1)(2)
Gary Herman: 355,623(1)(2)

(1) 36,105 shares owned by Mr. Galloway. 12,500 shares owned by RexonGalloway Capital Growth LLC, an investment company (“RexonGalloway”) for which Mr. Galloway has the power to vote and dispose the shares, 94,100 shares owned by Jacombs Investments Inc., (“Jacombs”) for which Mr. Galloway is the sole owner and serves as an officer and has the power to vote and dispose the shares and 346,834 shares held by Strategic Turnaround Equity Partners, L.P. (Cayman)(“STEP”).

Mr. Galloway and Mr. Herman are the managing members of Galloway Capital Management, LLC (Cayman), the general partner of STEP and share the power to vote and dispose the shares. As a result, Mr. Galloway may be deemed to directly beneficially own the shares held by RexonGalloway, Jacombs and, together with Mr. Herman, indirectly beneficially own the shares held by STEP. Mr. Galloway disclaims beneficial ownership of the shares directly beneficially owned by RexonGalloway, Jacombs and, together with Mr. Herman, disclaim beneficial ownership of the shares directly beneficially owned by STEP, except to the indirect interests by virtue of Mr. Galloway being a owner of RexonGalloway shares, a 100% owner and an officer Jacombs and, together with Mr. Herman, managing members of Galloway Capital Management, LLC (Cayman), the general partner of STEP.

Page 6 of 9 pages

(2) 4,289 shares owned by Herman IRA (“IRA”). 4,500 shares owned by FBR, Inc. (“FBR”) for which Mr. Herman is the sole owner and serves as an officer, and 346,834 shares held by STEP.

Mr. Herman and Mr. Galloway are managing members of Galloway Capital Management, LLC (Cayman), the general partner of STEP and share the power to vote and dispose the shares. As a result, Mr. Herman may be deemed to indirectly beneficially own the shares held by IRA, FBR and, together with Mr. Galloway, the shares held by STEP. Mr. Herman disclaims beneficial ownership of the shares directly beneficially owned by IRA, FBR and together with Mr. Galloway, disclaim beneficial ownership of the shares directly beneficially owned by STEP, except to the indirect interests by virtue of Mr. Herman being the sole owner and an officer of FBR and together with Mr. Galloway, managing members of Galloway Capital Management, LLC, the general partner of STEP.

(b)           Percent of class:

Strategic Turnaround Equity Partners, L.P. (Cayman): 5.56%
Bruce Galloway: 7.85%
Gary Herman: 5.7%

Based on 6,233,326 shares of common stock outstanding as of November 10, 2006, as  reported in Form 10-Q filed with the Securities and Exchange Commission on  November 14, 2006.

(c)           Number of shares as to which such person has:

(i)            sole power to vote or to direct the vote:
Strategic Turnaround Equity Partners, L.P. (Cayman): 0
Bruce Galloway: 36,105
Gary Herman: 8,789

(ii)           shared power to vote or to direct the vote:
Strategic Turnaround Equity Partners, L.P. (Cayman): 346,834
Bruce Galloway: 453,434
Gary Herman: 355,623

(iii)          sole power to dispose or to direct the disposition of:
Strategic Turnaround Equity Partners, L.P. (Cayman): 0
Bruce Galloway: 36,105
Gary Herman: 8,789

Page 7 of 9 pages

(iv)          shared power to dispose or to direct the disposition of:
Strategic Turnaround Equity Partners, L.P. (Cayman): 346,834
Bruce Galloway: 453,434
Gary Herman: 355,623

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

N/A

Item 8.  Identification and Classification of Members of the Group

N/A

Item 9.  Notice of Dissolution of Group

N/A

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 9 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2007
Strategic Turnaround Equity Partners, L.P. (Cayman)

By:/s/ Gary Herman
Name: Gary Herman
Title: Managing Member of Galloway
Capital Managing, LLC (Cayman), the general partner of Strategic Turnaround Equity Partners, L.P. (Cayman)

By: /s/ Bruce Galloway
  Bruce Galloway

By: /s/ Gary Herman
Gary Herman

Page 9 of 9 pages